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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*


                        MSB FINANCIAL, INC.
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                        (Name of Issuer)

             Common Stock, par value $.01 per share
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                 (Title of Class of Securities)

                          553519-10-9
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                         (CUSIP Number)

                         CHARLES B. COOK
 107 NORTH PART STREET, MARSHALL, MICHIGAN 49068, (616) 781-5103
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(Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                         AUGUST 25, 1996
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                           SCHEDULE 13D

CUSIP No.  553519-10-9

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CHARLES B. COOK
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) __
                                                        (b) __
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                   __
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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     NUMBER OF           7.   SOLE VOTING POWER
                                   32,372  (see Item 5)
     SHARES              ----------------------------------------
                         8.   SHARED VOTING POWER
     BENEFICIALLY                   2,565  (see Item 5)
                         ----------------------------------------
     OWNED BY            9.   SOLE DISPOSITIVE POWER
                                   23,184  (see Item 5)
     EACH REPORTING      ----------------------------------------
                         10.  SHARED DISPOSITIVE POWER
     PERSON WITH                    5,977  (see Item 5)
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,937  (see Item 5)
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                          __
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%  (see Item 5)
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14.  TYPE OF REPORTING PERSON

     IN
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                         Page 2 of 7

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Item 1.   Security and Issuer
          -------------------
     The class of equity securities to which this statement relates is the Common Stock, $.01 par value (the "Common Stock"), of MSB Financial, Inc. ("MSB Financial"), located at 107 N. Park
St., Marshall, Michigan 49068.


Item 2.   Identity and Background
          -----------------------
     The name and address of the person filing this statement is Charles B. Cook, 107 N. Park St., Marshall, Michigan 49068. Mr. Cook is the President and Chief Executive Officer of MSB Financial and its subsidiary Marshall Savings Bank, F.S.B. at the address stated above. During the last five years, Mr. Cook has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Cook is a citizen of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------
     On February 6, 1995, in connection with the Company's initial public offering of Common Stock, Mr. Cook acquired 17,530 shares of Common Stock with personal funds. On the same date, Mr. Cook's spouse purchased 2,470 shares of Common Stock with personal funds for her IRA account. The foregoing purchases were made for an aggregate purchase price of $200,000.

     On May 1, 1995 Mr. Cook acquired 500 shares of Common Stock for $6,500 of personal funds. Mr. Cook is also the beneficial owner of 3,412 shares of Common Stock allocated to his ESOP account. In addition, on October 24, 1995, Mr. Cook was awarded 7,220 shares of Common Stock through the Company's Recognition and Retention Plan, of which 1,444 shares have vested. As well, on October 24, 1995, Mr. Cook was awarded 18,050 options to purchase shares of Common Stock at $15.625 per share through the Company's 1995 Stock Option and Incentive Plan. On October 24, 1996, 3,610 options vested and are included in Mr. Cook's beneficial ownership.

     In addition, on February 5, 1997 Mr. Cook purchased 100 shares of Common Stock, and Mr. Cook's spouse acquired 95 shares of Common Stock for her IRA account. These February 5, 1997 Common Stock purchases were made with personal funds at $21.00 per share.

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Item 4.   Purpose of Transaction
          ----------------------
     All of the shares purchased and/or acquired by Mr. Cook are for investment purposes. Mr. Cook may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of MSB Financial for investment or dispose of shares of MSB Financial. As President and Chief Executive Officer, Mr. Cook regularly explores potential actions and transactions which may be advantageous to MSB Financial, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of MSB Financial.

     Except as noted above, Mr. Cook has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of MSB Financial, or the disposition of securities by MSB
Financial;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MSB Financial or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of MSB Financial or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of MSB Financial, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of MSB Financial;

     (f) any other material change in MSB Financial's business or corporate structure;

     (g) changes in MSB Financial's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MSB Financial by any persons;

     (h) causing a class of securities of MSB Financial to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

     (i) a class of equity securities of MSB Financial becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

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Item 5.   Interest in Securities of the Issuer
          ------------------------------------
     As of the date of this report, the aggregate number of shares of Common Stock beneficially owned by Mr. Cook for the purpose of this statement is 34,937 shares (including the right to acquire 3,610 shares) representing 5.5% of the shares of Common Stock outstanding on the date hereof. Such amount includes:

          (1) 32,372 shares over which Mr. Cook has sole voting power;

          (2) 2,565 shares over which Mr. Cook shares voting power with his spouse, Shirley A. Cook, who's address is 752 North Kalamazoo Avenue, Marshall, Michigan 49068. Mrs. Cook is a part-time retail clerk. Mrs. Cook has purchased these shares for her IRA account. During the last five years, Mrs. Cook has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

               Mrs. Cook is a citizen of the United States of America.

          (3) 23,184 shares over which Mr. Cook has sole dispositive power;

          (4) 5,977 shares over which Mr. Cook has shared dispositive power including 2,565 shares owned by Mrs. Cook in her IRA account (see paragraph (2)) and 3,412 shares allocated to Mr. Cook's ESOP account, over which the ESOP trustee shares dispositive power.

     Not included in the above amount are options to purchase 14,440 shares of Common Stock granted to Mr. Cook pursuant to the 1995 Stock Option and Incentive Plan. These remaining options are scheduled to vest annually in equal amounts of 3,610 shares on October 24 for the years 1997 through 2000. Therefore, on August 25, 2000, Mr. Cook will be deemed to be the beneficial owner of 52,987 shares of Common Stock. Assuming the Company's aggregate number of issued and outstanding shares of Common Stock remains at 632,036 shares (the number of issued and outstanding shares of Common Stock as of the date of this filing exclusive of the unvested options) and that there are no other changes in Mr. Cook's beneficial ownership of Common Stock, then Mr. Cook will be deemed to beneficially own 8.2% of the Company's Common Stock upon the vesting of all such options.

     The following transactions involving Mr. Cook's beneficial ownership of Common Stock were effected in the past sixty days:
(a) on February 5, 1997 Mr. Cook acquired 100 shares of Common Stock at $21.00 per share through a purchase from the Nasdaq SmallCap Market System effected through a broker; and (b) on February 5, 1997 Ms. Cook acquired 95 shares of Common Stock at $21.00 per share for her IRA account, purchased through a broker from the Nasdaq SmallCap Market System.

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     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Cook.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
         --------------------------------------------------------
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cook and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Cook is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.


Item 7.   Material to be Filed as Exhibits
          --------------------------------
     None.







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                         SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: March 19, 1997           /s/ Charles B. Cook
     ----------------         -----------------------------------
                              Charles B. Cook




















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